UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                 Amendment No. 3

                                       to

                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ----------------

                              Global Crossing Ltd.
                            (Name of Subject Company)

                                 U S WEST, Inc.
                                    (Bidder)

                          Common Stock, $.01 Par Value
                         (Titles of Class of Securities)

                                CUSIP: G3921A100
              (CUSIP Number of Class of Securities) (Common Stock)

                                 U S WEST, Inc.
                             1801 California Street
                                Denver, CO 80202
                                 (303) 672-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                   Copies to:

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

                            Thomas O. McGimpsey, Esq.
                                 U S WEST, Inc.
                             1801 California Street
                                   Suite 5100
                                Denver, CO 80202
                                 (303) 672-2712

       U S WEST, Inc. hereby amends and supplements its Schedule 14D-1 and 13D originally filed on May 21, 1999 (the "Original Filing"), as amended by its
Schedule 14D-1 and 13D, Amendment No. 1, filed on May 24, 1999 and Amendment No. 2, filed on June 8, 1999 (together with the Original Filing, the "Statement") with respect to the Offer by U S WEST, Inc. to purchase 39,259,305 shares of Common Stock of Global Crossing Ltd., as set forth in the Statement. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

Item 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

The paragraph which begins on page 15 of the Offer to Purchase and carries over to page 16 of the Offer to Purchase is amended and restated in its entirety as follows:

         "IT IS THE UNDERSTANDING OF THE OFFEROR THAT THE PROJECTIONS INCLUDED IN THIS OFFER TO PURCHASE WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS AND ARE INCLUDED HEREIN ONLY BECAUSE SUCH INFORMATION WAS PROVIDED TO THE OFFEROR. THESE PROJECTIONS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PROJECTIONS. THE COMPANY HAS ADVISED THE OFFEROR THAT ITS INTERNAL FINANCIAL FORECASTS (UPON WHICH THE PROJECTIONS PROVIDED WERE BASED IN PART) ARE, IN GENERAL, PREPARED SOLELY FOR INTERNAL USE AND CAPITAL BUDGETING AND OTHER MANAGEMENT DECISIONS, AND ARE SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO INTERPRETATIONS AND PERIODIC REVISIONS BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS. THE PROJECTIONS ALSO REFLECT NUMEROUS ASSUMPTIONS (NOT ALL OF WHICH WERE PROVIDED TO THE OFFEROR), ALL MADE BY MANAGEMENT OF THE COMPANY, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, INCLUDING EFFECTIVE TAX RATES CONSISTENT WITH HISTORICAL LEVELS FOR THE COMPANY, ALL OF WHICH ARE DIFFICULT TO PREDICT, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL AND NONE OF WHICH WERE SUBJECT TO APPROVAL BY THE OFFEROR. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT THE OFFEROR, THE COMPANY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS SHOULD NOT BE RELIED UPON AS SUCH. NONE OF THE OFFEROR OR ITS AFFILIATES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTIONS. NONE OF THE OFFEROR, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR. (THE "SAFE HARBOR" PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION ACT OF 1995 RELATING TO "FORWARD LOOKING STATEMENTS" (SECTION 21E (C) OF THE EXCHANGE ACT) DOES NOT APPLY TO STATEMENTS MADE IN THIS OFFER TO PURCHASE.)"

Item 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with obtaining funds to finance the purchase of the Shares, the Offeror has obtained up to $1,000,000,000 of the necessary financing from the proceeds of a private placement of debt securities by a subsidiary of the Offeror, U S WEST Capital Funding, Inc. under Rule 144A of the Securities Act, (the "Debt Securities"). The Debt Securities are in the aggregate amount of $1,000,000,000 and are issued as a separate series of debt securities under an Indenture dated as of June 29, 1998, as supplemented and amended from time to time, among U S WEST Capital Funding, Inc. (the "Issuer" or the "Borrower"), the Offeror and The First National Bank of Chicago

(the "Indenture"). The Offeror unconditionally guarantees the obligations of the Issuer under the Indenture. The Debt Securities mature on June 15, 2000.

         The Debt Securities bear interest at a rate per annum, reset quarterly, equal to three-month LIBOR plus 45 basis points. Interest is payable quarterly in arrears on September 15, 1999, December 15, 1999, March 15, 2000 and June 15, 2000 (each an "Interest Payment Date"). The Debt Securities are redeemable at the option of the Issuer, in whole but not in part, on any Interest Payment Date at 100% of the principal amount thereof plus accrued and unpaid interest. The Indenture (pursuant to which $3.5 billion of debt securities of the Issuer, in addition to the Debt Securities, is outstanding on the date hereof) includes other customary provisions including provisions relating to events of default and certain covenants. The foregoing summary of the terms of the Debt Securities and the Indenture is qualified in its entirety by reference to the Indenture, a copy of which is filed as an Exhibit to the Schedule 14D-1 filed by the Offeror with the Commission with respect to the Offer.

         The Offeror and the Issuer currently intend to finance the repayment of the Debt Securities by issuing commercial paper and/or public or private, long-term debt. No agreements currently exist with respect to any such refinancing.

         In addition, the Offeror currently intends to cause the Issuer to issue commercial paper in the amount of $1.5 billion to be utilized by the Offeror to finance the offer. The commercial paper will be unconditionally guaranteed by the Offeror. Such commercial paper issued by the Issuer and guaranteed by the Offeror will represent unsecured obligations of both entities. The commercial paper will carry a maturity of up to 360 days and will be issued at market commerical paper rates. The commercial paper will be back-stopped by a $1.5 billion credit facility to be provided by a group of banks, for which Morgan Guaranty Trust Company of New York will act as agent, which borrowings will be unconditionally guaranteed by the Offeror (the "Credit Facility"). The Credit Facility will be provided pursuant to a Credit Agreement dated as of, and entered into on, June 11, 1999, between the Borrower, the Offerer, the banks party thereto and Morgan Guaranty Trust Company of New York (the "Credit Agreement") The Maturity Date for amounts outstanding under the Credit Facility is the earlier to occur of (i) June 9, 2000 and (ii) the Effective Time of the Mergers. The Credit Facility provides for Adjusted Libor borrowings and Base Rate borrowings. Base Rate borrowings bear interest at the Base Rate (which is defined as the higher of (i) the agent's prime rate and (ii) the Federal funds rate plus 0.50%). Adjusted Libor borrowings bear interest at the Adjusted London Interbank Offered Rate (as defined in the Credit Agreement) plus the Euro-Dollar Margin (as described below). In addition, a facility fee is due and payable with respect to the Credit Facility at the rate per annum described below.

         The "Euro-Dollar Margin" and Facility Fee Rate" for any day are the respective percentages set forth below in the applicable row under the column corresponding to the Status that exists on such day:

--------------------------------------------------------------------------------
                         Level   Level   Level   Level   Level   Level    Level
Status                     I       II     III      IV      V       VI      VII
--------------------------------------------------------------------------------
Euro-Dollar Margin       .365%   .430%   .545%   .650%   .750%   1.100%   1.550%
--------------------------------------------------------------------------------
Facility Fee Rate        .060%   .070%   .080%   .100%   .125%   .150%    .200%
--------------------------------------------------------------------------------

         For purposes of the foregoing table, the following terms have the following meanings:

         "Creditwatch Expiration Date" is the first date on which the Offeror's ratings have been removed from creditwatch (or the equivalent) by S&P and Moody's.

         "Level I Status" exists at any date on or after the Creditwatch Expiration Date if, at such date, (i) the Borrower's outstanding senior unsecured long-term debt securities guaranteed by the Offeror are rated A+ or higher by S&P (as defined below) or A1 or higher by Moody's (as defined below) and (ii) Minimum Short-Term Credit Ratings are in effect.

         "Level II Status" exists at any date on or after the Creditwatch Expiration Date if, at such date, (i)(x) the Borrower's outstanding senior unsecured long-term debt securities guaranteed by the Offeror are rated A or higher by S&P or A2 or higher by Moody's and (y) Minimum Short-Term Credit

Ratings (as defined below) are in effect and (ii) Level I Status does not exist.

         "Level III Status" exists at any date on or after the Creditwatch Expiration Date if, at such date, (i)(x) the Borrower's outstanding senior unsecured long-term debt securities guaranteed by the Offeror are rated A- or higher by S&P or A3 or higher by Moody's and (y) Minimum Short-Term Credit
Ratings are in effect and (ii) neither Level I Status nor Level II Status exists.

         "Level IV Status" exists at any date on or after the Creditwatch Expiration Date if, at such date, (i)(x) the Borrower's outstanding senior unsecured long-term debt securities guaranteed by the Offeror are rated BBB+ or higher by S&P or Baa1 or higher by Moody's and (y) Minimum Short-Term Credit Ratings are in effect and (ii) none of Level I Status, Level II Status or Level III Status exists.

         "Level V Status" exists at any date if, at such date, (i)(x) the Borrower's outstanding senior unsecured long-term debt securities guaranteed by the Offeror are rated BBB or higher by S&P and Baa2 or higher by Moody's and (y) Minimum Short-Term Credit Ratings are in effect and (ii) none of Level I Status, Level II Status, Level III or Level IV Status exists.

         "Level VI Status" exists at any date if, at such date, (i) the Borrower's outstanding senior unsecured long-term debt securities guaranteed by the Offeror are rated BBB- or higher by S&P and Baa3 or higher by Moody's and
(ii) none of Level I Status, Level II Status, Level III Status, Level IV Status or Level V Status exists.

         "Level VII Status" exists at any date if, at such date, none of Level I Status, Level II Status, Level III Status, Level IV Status, Level V Status or Level VI Status exists.

         "Minimum Short-Term Credit Ratings" are in effect on any day on which the Borrower's short-term debt is rated A-2 or higher by S&P and P-2 or higher by Moody's.

         "Moody's" means Moody's Investors Service, Inc., a Delaware corporation, and its successors.

         "S&P" means Standard & Poor's Ratings Group, a New York corporation, and its successors.

         "Status" refers to the determination of which of Level I Status, Level II Status, Level III Status, Level IV Status, Level V Status, Level VI Status or Level VII Status exists at any date.

For purposes of the foregoing, the credit ratings to be utilized for senior unsecured long-term debt securities are those assigned to the senior unsecured long-term debt securities of the Borrower guaranteed by the Offeror, the credit ratings to be utilized for short-term debt are those assigned to the commercial paper of the Borrower, and any rating assigned to any other debt security of the Borrower shall be disregarded. The rating in effect at any date is that in effect at the close of business on such date.

         Other customary terms and conditions are applicable to the Credit Facility.

         A copy of the Credit Agreement is filed as an Exhibit to the Schedule 14D-1 filed by the Offeror with the Commission with respect to the Offer and the foregoing description of the terms of the Credit

Facility is qualified in its entirety by reference to the Credit Agreement.

         The Offeror and the Borrower currently intend to refinance the commercial paper and/or amounts borrowed under the Credit Facility by issuing commercial paper and/or, public or private, long-term debt. No agreements currently exist with respect to any such refinancing.


Item 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended by the addition of the following exhibits:

         (b) (5) Indenture dated June 29, 1998, among U S WEST Capital Funding, Inc., U S WEST, Inc., and The First National Bank of Chicago.

         (b) (6) Credit Agreement dated as June 11, 1999, among U S WEST Capital Funding, Inc., U S WEST, Inc., the banks listed therein and Morgan Guaranty Trust Company of New York, as Administrative Agent.

                                   SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1999
                                          U S WEST, INC.

                                              /S/ THOMAS O. MCGIMPSEY
                                          By: _________________________________
                                              Name:  Thomas O. McGimpsey
                                              Title: Assistant Secretary and
                                                     Senior Attorney

                                 EXHIBIT INDEX

         (b) (5) Indenture dated as of June 29, 1998, among U S WEST Capital Funding, Inc., U S WEST Inc. and The First National Bank of Chicago.

         (b) (6) Credit Agreement dated as of June 11, 1999 among U S WEST Capital Funding, Inc., U S WEST Inc., the banks listed therein and Morgan Guaranty Trust Company of New York, as administrative agent.